Exhibit(e)(10)

October 25, 2012

Melvin Wesley

Bethesda, Maryland

Dear Melvin,

It is with great pleasure I invite you to join Riverbed Technology, Inc. (the “Company”). We strongly believe that you will make an important contribution to the success and growth of the Company. On behalf of the Company, I am pleased to offer you the position of “Vice President, Finance”. Your target annual compensation at plan will be $392,350, consisting of a base salary of $295,000 per year payable semi-monthly plus a bonus incentive compensation of $97,350 per year, paid quarterly, as further described in the Company management bonus incentive plan. The effective date of this offer of employment with the Company will be the date of Closing as defined in that certain Agreement and Plan of Merger among Riverbed Technology, Inc., Octagon Acquisition Corp., and Opnet, Inc. (“Agreement”) but no later than January 1, 2013. You will be eligible for all the benefits the Company normally provides to its full time employees.

Subject to the approval of the Compensation Committee of the Company’s Board of Directors, you will be granted restricted stock units (“RSUs”) for a total of 10,000 shares of common stock of the Company subject to the terms and conditions of the Company’s 2009 Inducement Equity Incentive Plan (the “Plan”), as may be modified from time to time and the restricted stock unit agreement, which will be provided to you as soon as practical after the grant date. If approved, your RSUs will vest as follows: 50% of the units subject to the RSU will vest on May 15, 2013 and 50% of the units subject to the RSU will vest on November 15, 2013, subject, with respect to each vesting date, to your remaining in Service (as defined in the Plan) through such vesting date.

This offer of employment and, if applicable, your continued employment at the Company, are contingent upon the following:

For purposes of federal immigration law, you must be able to show proof of your identity and legal right to work in the United States as required by the United States Immigration and Control Act (IRCA). Such documentation must be provided to us within three (3) business days of the date of hire, or our employment relationship with you may be terminated.

Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary

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representations that may have been made to you are superseded by this offer. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Chief Executive Officer of the Company.

In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that all such disputes shall be fully and finally resolved by binding arbitration in Santa Clara County, California whereby (i) you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration, (ii) all disputes shall be resolved by a neutral arbitrator from JAMS/Endispute who shall issue a written opinion, (iii) the arbitration shall provide for adequate discovery, and (iv) the Company shall pay all the arbitration fees, except an amount equal to the filing fees you would have paid had you filed a complaint in a court of law. The arbitration shall be administered under the arbitration rules set forth in California Code of Civil Procedure section 1280 through 1294.2, including section 1281.8 (the “Act”), and pursuant to California law. The Federal Arbitration Act shall continue to apply with hill force and effect notwithstanding the application of procedural rules set forth in the Act.

The effective time of this offer of employment with the Company will be the date of Closing as defined in that certain Agreement and Plan of Merger among Riverbed Technology, Inc., Octagon Acquisition Corp., and Opnet, Inc. (“Agreement”). If the acquisition contemplated by the Agreement does not close, this offer of employment with the Company will have no effect, and will not be binding on the Company or on you. In consideration for this offer of employment by the Company, you hereby agree that no payments will be due to you, nor will you be entitled to any other benefits or rights under the terms of the termination of your employment relationship with OPNET Technologies, Inc.

To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below and return it to me. You will be required to sign an employee Proprietary Information and Inventions Agreement as a condition of your employment. You will also be required to sign an authorization for a comprehensive background check. This letter, along with any agreements relating to proprietary rights and any stock option agreements between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by the Company and by you. We are relying on your representation to us, which you confirm by your signature below, that you are able to provide services to Riverbed without breaching the terms of any agreement you may have with a prior employer.

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This offer, if not accepted, will expire at the close of business on October 26, 2012. I am personally looking forward to working with you here at Riverbed Technology. Welcome aboard!

Sincerely,
Riverbed Technology, Inc.	Agreed and Accepted:

/s/ Mike Guerchon	/s/ Melvin Wesley
Mike Guerchon	Melvin Wesley, Date
SVP, Global Employee Services

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